FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Company

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:  (604) 484-4710

Item 2.                   Date of Material Change: September 26, 2008

Item 3.                    News Release: A news release was disseminated on September 26, 2008 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.                    Summary of Material Change: Platinum Group announced a non-brokered private placement of 4,910,470 common shares at a price of C$1.55 per share for gross proceeds of C$7,611,229.

Item 5.
Full Description of Material Change:  Platinum Group announced a non-brokered private placement of 4,910,470 common shares at a price of C$1.55 per share for gross proceeds of C$7,611,229. A 6% finders fee comprised of $180,000 in cash and 60,000 shares at the offering price will be payable in respect of certain of the subscriptions. The net proceeds of the placement will fund items included in the feasibility study on the Western Bushveld Joint Venture and general working capital.

The securities issued in this placement will be subject to a four-month hold period. Closing of this placement is subject to customary closing conditions, including the approval of the TSX and AMEX. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent an exemption from the registration requirements of such Act.

Item 6.	Reliance on subsection 7.1 of national Instrument 51-102	N/A

Item 7.                   Omitted Information    N/A

Item 8.                   Executive Officer: The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

Item 9.	Date of Report: October 3, 2008